SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

June 09, 2026

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that on June 8, 2026, Fitch Ratings released an update of Credicorp Ltd.’s (Credicorp) credit rating report, upgrading its Long-Term Foreign Currency rating to ‘BBB+’ from ‘BBB’ with a Stable Outlook, and the Short-Term IDR was affirmed in ‘F2’. The new report also represents an update of figures as of December 2025.

The information contained in this Form 6‑K regarding the rating of Fitch Ratings has been disclosed in Peru in accordance with applicable Peruvian regulations (Article 30 of the Securities Market Law, approved by Supreme Decree No. 020‑2023‑EF, and the Regulation on Disclosure of Material Events and Reserved Information approved by Resolution No. 005‑2014‑SMV/01 of the Peruvian Securities Market Superintendency). The credit ratings assigned by Fitch Ratings reflect its opinion on Credicorp’s creditworthiness and do not necessarily represent the opinion of Credicorp. Such ratings should not be construed as a recommendation to purchase, hold, or sell Credicorp’s shares or any other securities. Credicorp does not accept any responsibility for the accuracy, completeness, timeliness, or selection of the information contained in such ratings.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Milagros Cigüeñas
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Milagros Cigüeñas
Milagros Cigüeñas
Authorized Representative